

# Community

# Briefing

# Forward-Looking Statements

This presentation contains forward-looking statements regarding future events and the future results of Full Circle Brewing Co. Ltd. LLC ("FCB") that are based on current expectations, estimates, forecasts, and projections about the industries in which FCB operates and the beliefs and assumptions of the management of FCB. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations, margins, costs, return on equity, risk management and competition are forward-looking in nature. Words such as 'expects,' 'anticipates,' 'targets,' 'goals,' 'projects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' variations of such words, and similar expressions are intended to identify such forward-looking statements.



These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, FCB's actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, economic conditions globally, the impact of competition, political and economic developments in the countries in which FCB operates, regulatory developments in the United States and changes in the margins for FCB products.

Any forward-looking statements made by or on behalf of FCB speak only as of the date they are made. FCB does not undertake to update forward-looking statements to reflect any changes in FCB's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

# About Us





FULL CIRCLE BREWING CO.

WE LOVE FRESNO
FULL CIRCLE BREWING CO.

NOW POURING
JUICY NE IPA $6
CLUSTER FUGGLE-CREAM ALE $5
BUSH LEAGUE BARLEY WINE $5
McARTHUR IRISH RED $5
JUICY² NE DIPA $7
UNDERGROUND CHINATOWN IMP STOUT $6
SAISON TICKET HOLDER $6

FULL CIRCLE BREWING CO

Full Circle Brewing Co. Ltd., LLC, owner and operator of the longest-running brewery in Central California, is poised for significant growth within the state.

We create and produce in-house, a variety of craft beers and ciders, sourced from a variety of regional and national hop and grain vendors.

Our unique business model combines quality, craft beer and one-of-a kind entertainment experiences.

This model gives us a competitive advantage because our revenue stream is enhanced by the draw of music enthusiasts and consumers seeking new and exciting entertainment activities.

# Our Mission & Our Goal

**Our mission** is to deliver the **best** of craft beer and live entertainment experiences to lovers of both.

**Our goal** is to become the premier craft brewery in Central California by creating a portfolio of tantalizing craft beverages sold through our tasting rooms, self distribution, and strategic distributor relationships, with the ultimate goal of ultimately producing up to10,000 barrels per year.



# Highlights

 **AUGUST 2016**
- **Purchased the longest-running brewery in Central California**
- **Renovations & Equipment installed**

 **SEPTEMBER 2016**
- **Soft Opening**

 **OCTOBER 2016**
- **Begin Booking New Entertainment**
- **Juicy is Born**

 **NOVEMBER 2016**
- **First Major Event 559 Fest**

 **DECEMBER 2016**
- **Hire Event Coordinator**
- **Engage Services of Talent Buyer**



# Highlights

 **JANUARY 2017**
- **Purchase New Tanks**

 **MARCH 2017**
- **Hire Sales Team & Established Wholesale distribution channel**

 **APRIL 2017**
- **Seek out Canning Machine**

 **JUNE 2017**
- **Largest event yet POD**
- **Run out of Beer**

 **JULY 2017**
- **Win Central Valley Hop Shootout**

 **AUGUST 2017**
- **Hired Regional Beer Production Manager to Scale Operations**



# Products









SALT BAE GOSE
MADE WITH PILSNER AND WHEAT MALTS, FRESHLY CRUSHED CORIANDER AND PINK HIMALAYAN SEA SALT WERE ADDED TO THE KETTLE. MANDARINA BAVARIA HOPS WERE ADDED TO THE FERMENTOR TO AMPLIFY THE BRIGHT CITRUSY FLAVOR AND AROMA. THE TART LACTIC ACIDITY BALANCES THE BREADY MALTS, WHILE THE SALT DANCES NEAR THE THRESHOLD OF PERCEPTION. AT 4.4% ABV, 8 IBU IT IS ONE HELL OF A TASTY SESSION ALE, A THIRST-MUTILATING BREW MADE WITH **ELECTROLYTES** (IT'S WHAT PLANTS CRAVE!). ON TAP THIS WEEK ONLY AT FULL CIRCLE BREWING CO.!

CLUSTER FUGGLE
JUICY
NORTH EASTERN IPA

CRYOJUICE
THIS LATEST INNOVATION IN HOPS ALLOWS EVEN MORE DELICIOUS HOP OILS TO BE CRAMMED INTO EVERY PINT. THE ADDITION OF FLAKED BARLEY ADDS MORE JUICY BODY TO THE FRUITY AND CITRUSY COMBO OF EL DORADO, MOSAIC, CITRA, AMARILLO, AND CENTENNIAL HOPS, WITH VERMONT YEAST BIOTRANSFORMING THOSE HOP OILS AND LEAVING THE SIGNATURE OPAQUE HAZE.
AS ALWAYS, DRINK FRESH!
6.6% ABV 55 IBU

PINKY and THE GRAIN
"WHAT ARE WE GOING TO DO TONIGHT, BRAIN?"
"SAME THING WE DO EVERY NIGHT, PINKY.
TRY A BRAND NEW BEER!"
LOOKING, SMELLING AND TASTING LIKE A GLASS OF FRUIT JUICE, PINKY AND THE GRAIN USES PINK GUAVA PUREE TO DELIVER THE UNMISTAKABLE AROMA AND FLAVOR OF THE TROPICAL CORAL-COLORED FRUIT. SOME SLIGHT TARTNESS, A TOUCH OF GRAPEFRUIT FROM CASCADE HOPS AND A FINISH OF SOME WHEAT MALT ROUNDS OUT THIS DELICIOUS SUMMERTIME TREAT.
5.4% ABV 20 IBU, NARF!

The company currently produces nine different craft beers. The two most popular:

- **Juicy Northeastern (NE) IPA,** and
- **Cluster Fuggle Cream Ale.**

"We are in a constant state of creativity, releasing and testing new recipes every two months."

*-- Arthur Moye, CEO*



# Awards





CENTRAL VALLEY
HOP
SHOOTOUT
INDIVIDUAL WINNER
2017
Presented by
Imbibe Wine
FULL CIRCLE
BREWING CO
FRESNO, CA.

The Fresno Bee's
PEOPLE'S CHOICE
Awards
2017

# Revenue Model

## Direct-to-Consumer


- Tap Room

## Wholesale


- Restaurants
- Bars
- Retailers

## Other


- Venue Rentals
- Merchandise
- Revenue-Share Agreements

# We Do Beer



# Craft beer Market Overview: Fasting-Growing Category

## $23.5B U.S. Craft Beer Market





FULL CIRCLE
BREWING CO
FRESNO, CA

## $6.9B California Craft Beer Market

https://www.brewersassociation.org/statistics/national-beer-sales-production-data/

# Target market & current trends

Despite its size and growing population, Fresno lags behind other California cities in the number of craft breweries.

**Millennials**

(Median age in Fresno is 29.7;
They love craft beer;
price-identity-peer pressure)

**Central Valley, CA**

(Fresno has six breweries;
Sacramento, a city of similar size, has 30)

**Entertainment-Starved Community**



# Market Trends: Volume on the Rise



**Projected Size of Craft Beer Market (Barrels)**

- 30,000,000
- 25,000,000 — 24.7 million
- 20,000,000 — 18.1 million
- 15,000,000
- 12.2million
- 10,000,000
- 5,000,000

— Conservative Total (bbls)

— Realistic Total (bbls)

2012  2013  2014  2015  2016  2017  2018  2019  2020

Source: https://www.brewersassociation.org/statistics/brewery-production/

# Competition

**NO local competitors offer unique entertainment and a craft beer experience.**

**NO other local competitor has the ability to deliver in cans.**

| Type | Venue Name | Address | Commentary |
|------|-----------|---------|------------|
| **Direct** | Tioga-Sequoia Brewing Co. | Fresno, CA 93721 | Tioga-Sequoia Brewing Company was founded in 2007 and features outdoor seating only. It is located in downtown Fresno and maintains a high rating on review sites. |
| | House of Pendragon Brewing | Clovis, CA 93619 | Established in 2012, House of Pendragon Brewing Company specializes in small batch artisan ales and lagers. It is opened all week, has a limited seating capacity, and maintains a high rating on review sites. |
| | Three Monkeys Brewing | Madera, CA 93637 | Established in 2009, Three Monkeys is a smaller local brewery with limited entertainment options and social media exposure. |
| | Riley's Brewing Company | Madera, CA 93638 | Established in 2011. Lacks a full customer facing presence and is primarily a production brewery. |
| **Indirect** | Strummer's | Fresno, CA 93728 | Named in honor of deceased punk rock visionary & front man of The Clash Joe Strummer, this new concert hall/restaurant/bar/club has an average rating on review sites and features a limited seating capacity. |
| | Fulton 55 | Fresno, CA 93721 | Nestled in Downtown Fresno's Cultural Arts District, Fulton 55 is a music venue and bar that offers quality entertainment options and has a an above average rating on review sites. |



# Competitive advantage

**Unique Revenue Model**

**First Mover Advantage**

**Business Savvy**

**Focused Branding**

**Packaging Variety**

**People**



# Growth Plans

 Enhance Capacity

 Streamline Operations

 Engage a Wholesale Distributor



# Growth Plans

| Revenue | | Year 1 | % | | Year 2 | | | Year 3 | |
|---|---|---|---|---|---|---|---|---|---|
| Current Annual Brew | $ | 600,000.0 | | $ | 900,000.0 | | $ | 1,260,000.0 | |
| Draft Accounts (1/6B) | | 200,000 | | | 300,000 | | | 420,000 | |
| Cases ($/24 cans) | | 218,750 | | | 328,125 | | | 459,375 | |
| **Total Revenue** | **$** | **1,018,750** | **100%** | **$** | **1,528,125** | **100%** | **$** | **2,139,375** | **100%** |
| **Cost of Goods Sold** | **$** | **360,625** | **35%** | **$** | **523,438** | **34%** | **$** | **712,813** | **33%** |
| **Gross Margin** | **$** | **658,125** | **65%** | **$** | **1,004,688** | **66%** | **$** | **1,426,562** | **67%** |
| | | | | | | | | | |
| **Total Operating Expenses** | **$** | **508,234** | **20%** | **$** | **612,472** | **16%** | **$** | **749,848** | **14%** |
| **Income (Before Other Expenses)** | **$** | **149,891** | **15%** | **$** | **392,216** | **26%** | **$** | **676,714** | **32%** |
| | | | | | | | | | |
| **Other Expenses** | | | | | | | | | |
| Depreciation | $ | 111,429 | | $ | 111,429 | | $ | 111,429 | |
| Financial | $ | 7,435 | | $ | 6,335 | | $ | 5,167 | |
| **Total Other Expenses** | **$** | **118,864** | **12%** | **$** | **117,764** | **8%** | **$** | **116,596** | **5%** |
| **Net Income Before Income Tax** | **$** | **31,027** | | **$** | **274,452** | | **$** | **560,118** | |
| **Income Tax** | **$** | **6,522** | **1%** | **$** | **55,247** | **4%** | **$** | **112,224** | **5%** |
| **Net Income/Loss** | **$** | **24,505** | **2%** | **$** | **219,205** | **14%** | **$** | **447,894** | **21%** |



# Use of Proce

We are seeking up to $1 million in funding to scale production: Equipment, staffing, marketing, facility improvements.



| | If Target Amount Sold | If Maximum Amount Sold |
|---|---|---|
| Total Proceeds | 100,000 | $1,000,000 |
| Less: Offering Expenses | | |
| (A) Broker-Dealer | 10,000 | 100,000 |
| (B) Other Consulting Fees | 15,000 | 36,200 |
| (C) Escrow | 0 | 3,500 |
| **Net Proceeds** | **75,000** | **860,300** |
| | | |
| Building Improvements | 7,046 | 236,000 |
| Brew Equipment & Brew House Remodel | 27,500 | 424,500 |
| Marketing | 15,000 | 14,591 |
| Inventory & Security Equipment | 20,000 | 24,500 |
| Personnel | 0 | 82,500 |
| Contingencies | 5,455 | 78,209 |
| **Total** | **75,000** | **860,300** |

# Investment Terms

**Target Raise:**        $100,000

**Maximum Raise:**      $1,000,000

**Type of Security:**      Class (B) Membership Units



**Total Units Available:**    250,000

**Price per Unit:**       $4.00

**Minimum Investment:**    125 Units ($500.00)

**Voting Rights:**      None

# Perks of invest

| INVESTOR LEVELS | $ | REWARDS |
|---|---|---|
| TIER 1 | 500 | Miscellaneous merchandise bag, name on investor wall. |
| TIER 2 | 1,000 | Discount emblem to receive up to 25% off beer and merchandise. Exclusive rights to purchase, "Investor Only can releases, early access to beer releases. |
| TIER 3 | 1,500 | Exclusive "Investor Only" shirt and growler, bi-annual participation in beer naming. |
| TIER 4 | 2,000 | VIP event access, event ticket discounts, discount venue rental, 20 oz. Owners Mug |
| TIER 5 | 5,000 | Brewers "Owners Only" button-up shirt. Seat on the Inner Circle Steering Committee. Access to private Owners Only brewer lead brewery tours, and offsite events. |


TAP
INTO
FULL CIRCLE




WALL OF FAME
ART MOYE
SKIP TUTTLE
NATE LASTNAME
EDDIE G
TULLY SOMETHING

# Exit Strategy

- Distributions through Cash Flow

- Sale of the Company to Larger Competitor

- Company Re-Purchase Program

- Subsequent Capital Raise



# Why Invest in Full Circle Brewing Co. Ltd, LLC?

- $6.9B California Craft Beer Sales are on the Rise

- Compelling and Unique Financial Model

- Highly Scalable

- Strong "Exit" Scenarios





How to invest

# Registration & subscription documents

1. Visit [www.breakawayfunding.com/invest](www.breakawayfunding.com/invest) and register as a New Investor. You will be prompted to provide a user ID, password and other personal and financial information to establish a new user account.

2. Review and acknowledge receipt of the Offering Statement and related documents.

3. Review and digitally sign the Subscription Agreement.

4. Complete and return a copy of the Alcohol Industry Investor Questionnaire.



5. Acknowledge the Agreement to Accede to the Second Restated and Amended Operating Agreement of Full Circle Brewing Co. Ltd., LLC

6. Verify Identity. You will be prompted to upload a digital copy of your government-issued photo identification.

7. Pay for your investment via wire transfer, by check or money order. You will be provided with wiring instructions and deposit ticket forms that can be printed or emailed. **Take these instructions with you to your bank to send funds (<u>DO NOT SEND FUNDS TO FULL CIRCLE BREWING CO.</u>)**

# Two ways to pay for your investment

**1.) <u>Payments by Wire Transfer</u>**

You must pay the full subscription price by check, bank draft or money order along with the Subscription Agreement and Alcohol Industry Investor Questionnaire, both which can be found in the Documents section of Full Circle Brewing Co. Ltd., LLC's offering page:

[https://login.breakawayfunding.com/offers/zpvWVLVa/documents](https://login.breakawayfunding.com/offers/zpvWVLVa/documents)



The payment must be in U.S. dollars and made payable to:

**Fresno First Bank as Deposit Agent for**
**Full Circle Brewing Co. Ltd. LLC**
**7690 N. Palm Avenue, Fresno, CA 93711**
**559-439-0200**

**ABA # 121144146**
**FBO:  Full Circle Brewing Co. Ltd., LLC Escrow Account #100030979**

# Payment for your investment

**2.)  <u>Payments by Check or Money Order</u>:**

The payment must be in U.S. dollars and made payable to:



**Fresno First Bank as Deposit Agent for**
**Full Circle Brewing Co. Ltd. LLC**
**7690 N. Palm Avenue, Fresno, CA 93711**
**559-439-0200**

*We have the right to reject any Subscription Agreement that is submitted with less than the full subscription price, which Subscription Agreement is incomplete, which does not accompany the Alcohol Industry Investor Questionnaire and the Accession Agreement.*

"The sharing of views by members of the *crowd* is considered by some to be an integral part of crowdfunding. Broker-dealers and funding portals, through their crowdfunding platforms, are required to have communication channels transparent to the public—for example, on an online forum—relating to each particular investment opportunity. In these channels, the *crowd* of investors can weigh in on the pros and cons of an opportunity and be able to ask the company questions. All persons representing the company must identify themselves. It may be worthwhile to monitor these communication channels before and after you make your commitment to invest."



we'd like to raise a pint to our community for its continued support.

Cheers!

